Exhibit 2
JOINT FILING AGREEMENT
     In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the Reporting Persons agree to the joint filing on behalf of each of them of a Schedule 13D (including amendments thereto) with respect to the Common Stock of Entrust, Inc. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.
DATED: November 18, 2008

By:	/s/ Scott A. Fine

Scott A. Fine, individually, and a member of Empire GP, L.L.C. and Empire Capital Management, L.L.C.
By:	/s/ Peter J. Richards

Peter J. Richards, individually, and a member of Empire GP, L.L.C. and Empire Capital Management, L.L.C.
By:	/s/ James H. Dennedy

James H. Dennedy, individually, and as a member of Arcadia Capital Advisors, LLC
By:	/s/ Richard S. Rofé

Richard S. Rofé, individually, and as a member of Arcadia Capital Advisors, LLC

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